Mail Stop 4561

June 27, 2008

Joseph M. Tucci
Chairman, President and Chief Executive Officer
EMC Corporation
176 South Street
Hopkinton, Massachusetts 01748
Also via fax at (508) 435-7954

> **Re:** **EMC Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 001-09853**

Dear Mr. Tucci:

We have reviewed the above referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 1A. Risk Factors, page 9

1. We note your disclosure on page 10 that you have experienced some delivery delays in receiving components and products due in part to the "inability of some vendors to consistently meet [y]our quality or delivery requirements." In a response letter, please explain the nature of the delivery delays and the quality control issues that you have experienced. Explain in reasonable detail the effect of these factors on the operations or results of the company during the past three years, if any.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 21

2. On page 23, you refer to a distributor which represented 23%, 29% and 30% of revenue in 2007, 2006 and 2005, respectively. Two other entities accounted for 12% and 11% of revenues in 2007. In accordance with Item 101(c)(vii) of Regulation S-K, please identify the customers whose sales equal 10 percent or more of the company's consolidated revenue, or explain to us why you do not believe those customers are not required to be identified. We note further that on pages 13 and 99, you identify Dell as the distributor who accounted for 14.3% of your revenues in 2007. Please clarify the apparent inconsistency between the percentage revenues from principal customers, as described on page 23, and the amount attributed to Dell on pages 13 and 99. The textual description of your business should also summarize the material terms of any contractual relationship that principal distributors have with EMC Corporation.

Exhibits

3. We note that you disclosed in your Risk Factor section and in the Business section on page 6 that the company purchases components and products from one or a limited number of qualified suppliers, including some of your competitors. Please provide us with an analysis as to why you have determined that your agreements, if any, with these companies do not need to be filed pursuant to Item 601(b)(10) of Regulation S-K. In particular, please address why you believe you are not substantially dependent upon any such supplier.

4. We note that you entered into an employment agreement with Joseph M. Tucci, the Chairman, President and Chief Executive Officer of the company in November 2007. Item 601(b)(10)(iii) of Regulation S-K requires companies to file compensatory contracts with any named executive officer. Please file Mr. Tucci's employment agreement and identify it in the exhibit index, or provide a detailed explanation of why such disclosure is not necessary.

Definitive Proxy Statement on Schedule 14A filed April 10, 2008

Item 10. Directors, Executive Officers and Corporate Governance

5. The chart on page 11 relating to the independence of Board members and their relationships with the company does not list John R. Egan, who has been a Director of EMC Corporation since May 1992. Please provide an explanation why Mr. Egan was omitted from the chart. See Items 401(d) and 407(a) of Regulation S-K.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you should also provide a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with any amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jan Woo, Staff Attorney, at (202) 551-3453 if you have any questions regarding the above comments. If you need further assistance, you may contact me at (202) 551-3462. You may also contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3537 if you thereafter have any other questions.

Sincerely,

Mark P. Shuman
Branch Chief - Legal